Offering Statement for EDSO Inc. ("Educated Socially")

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The Company

1. What is the name of the issuer?

    EDSO Inc.

    9595 Rombauer Road
    Unit 105
    Coppell, TX 75019

Eligibility

2. The following are true for EDSO Inc.:

    - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

    No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

    Name
    Mr. Taylor Rector

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	EDSO Inc.	COO
01/01/2019	Present	Ramboll	Technical Sales and Business Development
09/01/2015	01/01/2019	LVR Inc.	Regional Manager

Work History (https://www.linkedin.com/in/taylor-rector-8240732a/): EDSO Inc., COO, January 2021-Present; Ramboll, Technical Sales and Business Development, January 2019-Present; LVR Inc., Regional Manager, September 2015-January 2019; Short Bio: With over 17 years of experience in engineering, sales, and business development, Mr. Rector will be responsible for strategic growth, finance, marketing, and business operations in his role as COO of EDSO. Mr. Rector brings a unique perspective to the company stemming from his experience working in the industrial manufacturing market. His passion for family and education will help him drive EDSO to sustainable growth. Mr. Rector has three daughters and an amazing wife of over 10 years. Together they enjoy family vacations to the beach, visiting Disney, and spending time with family and friends.

Name
Ms. Katina Karl

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2021	Present	EDSO Inc.	CMO
11/01/2019	Present	Kefi Marketing, LLC	Owner
01/01/2018	11/01/2019	A&K Marketing and Events	Owner

Work History: (https://www.linkedin.com/in/katinakarl/): EDSO Inc., CMO, February 2021-Present; Kefi Marketing, LLC, Owner, November 2019-Present; A&K Marketing and Events, Owner, 2018-November 2019; Short Bio: Katina Karl spent over 15 years in the marketing, advertising, public relations, and retail management world in the sunshine state of Florida before moving to Central New York. Katina has worked with a variety of industries from small to large and across many different types of marketing platforms throughout the country. She has successfully created individualized campaigns that pinpoint the marketing needs of her clients. After a decade-plus of working for large corporations, Katina decided it was time to start her own Marketing, Advertising, and Public Relations company - Kefi Marketing. Katina has a passion for connecting with clients and the community through the marketing work she's a part of. Katina brings a fresh new perspective, great communication, and positivity with a great work ethic to Educated Socially. Katina has a passion for kindness, helping others, and working with nonprofits. She spent a few years as a board member/chairwoman for the marketing and events of an Animal Sanctuary. She is also the 2021-2023 Vice President of Communications for the local Junior League.

Name
Mr. Shane Spencer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2021	Present	EDSO Inc.	CTO
12/01/2019	Present	ITR Laboratories Canada, Inc.	Report Production Supervisor
03/01/2015	04/01/2019	Goddard Enterprises Limited	I.T Business Analyst

Work History (https://www.linkedin.com/in/shane-spencer-6b303459/): EDSO Inc., CTO, March 2021-Present; ITR Laboratories Canada, Inc., Report Production Supervisor, December 2019-Present; Goddard Enterprises Limited, I.T Business Analyst, March 2015-April 2019; Short Bio: Shane is a results-driven professional with 10+ years of experience in the development, documentation, and delivery of process innovations and technical solutions. He holds an MSc degree from the University of Manchester and a current PMP certification. As an avid globetrotter, Shane has visited more than 50 countries and he enjoys participating in many sports, especially football. What brings him the most joy, however, is helping others. He has not only founded an NGO in his native Barbados but also volunteered in Ecuador and Rwanda.

Name
Ms. Yuna Asriyan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	EDSO Inc.	Director of Strategic Partnerships
12/01/2020	Present	Seedlip	Brand Ambassador
09/01/2011	Present	Y/A	Clothier and Creator
07/01/2017	01/01/2019	Pernod Ricard	Luxury Spirit Sales

Work History (https://www.linkedin.com/in/yuna/): EDSO Inc., Director of Strategic Partnerships, January 2021-Present; Seedlip, Brand Ambassador, December 2020-Present; Y/A, Clothier and Creator, September 2011-Present; Pernod Ricard, Luxury Spirit Sales, July 2017-January 2019; Short Bio: Yuna entered the United States as a Political Refugee. If you met her today, the only way you would know that fact about her if is you were told. Starting from humble beginnings Yuna has worked arduously to be the powerful woman she is today. Yuna Asriyan has always leaned on education as the most important tool towards success. Learning the English language while acclimating to a completely new and foreign culture, Yuna has used her external world to enhance her inner world. Joining the Educated Socially Team has been a terrific opportunity to extend education outside the classroom and into everyone's inner world and Yuna is thrilled to be a part of making this happen.

Name
Mrs. Jane Kanter

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2017	Present	EDSO Inc.	Advisor, General Counsel and Board Member
07/01/2014	Present	ARK Investment Management, LLC	Operating Officer and General Counsel

Work History (https://www.linkedin.com/in/jane-kanter-3a033316/): EDSO Inc., Advisor, General Counsel and Board Member, June 2017-Present; ARK Investment Management, LLC, Chief Operating Officer and General Counsel, July 2014-Present; Short Bio: Jane serves as Chief Operating Officer and General Counsel of ARK Investment Management LLC, a registered investment adviser located in new York City. ARK is a leading asset manager researching and investing in disruptive innovation that cuts across all sectors. ARK was founded to capitalize on the opportunities for excess returns created by companies benefiting from innovation. Jane also serves as President of ARK ETF Trust, a registered investment company that currently has four series of shares that are offered to the public. All of the current ARK ETFs are actively managed and fully transparent. Jane is an advisor, General Counsel and member of the EDSO Board.

Name
Mr. Peter Blacklow

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2020	Present	EDSO Inc.	Key Advisor to the CEO and a Board Member
01/01/2021	Present	Elite HRV	Board Member
08/01/2019	Present	Drive by DraftKings	Board Member and Co-founder
10/01/2017	Present	Alyce	Board Member
06/01/2016	Present	Beamable	Board Member
01/01/2015	Present	Sparx Hockey	Advisor and Investor
09/01/2010	Present	Boston Seed Capital	Managing Director and Co-Founder
04/01/2017	10/01/2020	QL Gaming Group	Board Member
03/01/2011	04/01/2020	DraftKings Inc.	Advisor and Investor
06/01/2019	01/01/2020	Playfull	Board Member
10/01/2016	06/01/2018	Openbay	Board Member
03/01/2018	Present	Reggora	Board Member

Work History (https://www.linkedin.com/in/blackdogggg/): EDSO Inc., Key Advisor to the CEO and a Board Member, May 2020-Present; Elite HRV, Board Member, January 2021-Present; Drive by DraftKings, Board Member and Co-founder, August 2019-Present; Reggora, Board Member, March 2018-Present; Alyce, Board Member, October 2017-Present; Beamable, Board Member, June 2016-Present; Sparx Hockey, Advisor and Investor, January 2015-Present; Boston Seed Capital, Managing Director and Co-Founder, September 2010-Present; QL Gaming Group, Board Member, April 2017-October 2020; DraftKings Inc., Advisor and Investor, March 2011-April 2020; Playfull, Board Member, June 2019-January 2020; Openbay, Board Member, October 2016-June 2018 Short Bio: Peter Blacklow is a General Partner at Boston Seed Capital and is a co-founder of the fund. He makes new investments and serves on several boards, and provides marketing and growth expertise, as well as mentoring to Boston Seed portfolio's executive teams. Prior to Boston Seed, Blacklow's prior business, WorldWinner/FUN Technologies was acquired by Liberty Media and Sony Pictures Television, where he served as EVP of Digital of GSN (Game Show Network). Prior to that, Blacklow was the SVP of Marketing at Monster.com. Before Monster.com, Blacklow ran the $120 million global basketball business unit at Converse. Blacklow is a graduate of Harvard University and has received numerous awards and distinctions, including being named one of the nation's top "Marketers of the Year" by Promo Magazine. Peter is a key advisor to the CEO and member of the EDSO Board.

Name
Mrs. Lauren Murphy

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2021	Present	EDSO Inc.	Key Advisor to the CEO, Member of the Board
05/01/2020	Present	Tripadvisor	Business Line Lead
02/01/2020	05/01/2020	Tripadvisor	COO, Restaurants
12/01/2019	02/01/2020	Tripadvisor	Post-Merger Integration Lead
07/01/2016	12/01/2019	Cengage	Product Director

Work History (https://www.linkedin.com/in/lauren-murphy-boston/): EDSO Inc., Key Advisor to the CEO, Member of the Board, June 2021-Present; Tripadvisor, Business Line Lead, May 2020-Present; Tripadvisor, COO, Restaurants, February 2020-May 2020; Tripadvisor, Post-Merger Integration Lead, December 2019-February 2020; Cengage, Product Director, July 2016-November 2019; Short Bio: Lauren is a general manager recognized as a high integrity leader who makes tough, informed decisions with a strong track record of success. She builds effective teams in order to establish operational improvements in transformative businesses, from early stage start-ups to post-bankruptcy corporations. Lauren is a problem solver who builds end-to-end solutions across functions to deliver impactful results at scale. Through the use of metrics and personal recognition, Lauren incentivizes the best behavior of teams and creates environments where individuals learn and challenge one another, resulting in creative resolutions. At EDSO, Lauren is a key advisor to the CEO and member of the Board.

Name
Mr. Farid Monseur

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	EDSO Inc.	Board Advisor
01/01/2005	Present	21 Degrees Inc.	Owner

Work History (https://www.linkedin.com/in/farid-mansour-5385b410/): EDSO Inc., Board Advisor, January 2019-Present; 21 Degrees Inc., Owner, January 2005-Present; Short Bio: With over two decades of experience in the field of Air Conditioning and Refrigeration, Farid Mansour is a unique blend of knowledge, experience, and determination. He started his career in 1996 at RTEK Ltd, where he spent his time working in many areas of the industry. He developed a unique skill set that allowed him to start his own Air Conditioning Company, 21 Degrees Inc, in 2005. Through his leadership, 21 Degrees has been a major player in the Air Conditioning landscape of Barbados. He graduated in 2001 from Humber College in Ontario, Canada, with a specialty in Environmental Engineering, focusing on Heating Ventilation and Air Conditioning. Upon returning to Barbados, he spent some time away from the Air Conditioning Industry and worked for Carib Beer as their Island Manager for Barbados at Stokes and Bynoe Distributors. He was charged with all of the corporate planning, conceptualizing and implementation of marketing, promotional, and sales plans including front line negotiations with key account customers. In 2005, Farid decided to step out on his own and started his company. Named for the turn of the century, 21 Degrees Inc. was formed. Working with leading brands such as Lennox, Mitsubishi, Daikin, and Samsung, the company manages all projects systematically in a timely and cost-effective manner. His clients include major fast-food chains, both local and international, hotel chains, major retailers along executive private residences. Away from the office, Farid is an active member of his local Rotary club. He has held several director positions in the club, including the office of President in 2015, as well as being part of the committees that planned the last 3 district conferences in Barbados. Farid is an advisor on the EDSO Inc. Board.

Name
Mr. Chadd Clarke

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	EDSO Inc.	Country Market Director, Caribbean
02/01/2018	06/01/2018	Black Pearl Party Cruises	Event Consultant

Work History (https://www.linkedin.com/in/chadd-clarke-b6057b170/): EDSO Inc., Country Market Director, Caribbean, January 2021-Present; Black Pearl Party Cruises, Event Consultant, February 2018-June 2018; Short Bio: Chadd's career started in the field of Texture and Paint Technology where his skills in consistency and research were birthed. Chadd was responsible for quality control as well as research and development. Chadd has ten (10) years' experience in the field and was able to work to maintain the highest level of testing by obtaining his ISO certification. Additionally, he was able to create two (2) product lines as well as work with the Head Chemist at Chemo International in Miami on multiple projects. After achieving a number of accolades in this field, he went on to pursue a career in Events and marketing. For the past ten (10) years, Chadd has had the distinct pleasure of operating in a wide range of markets including beverages, entertainment, restaurants and bars, nightclubs, and rental properties. He has provided assistance to several brands across multiple marketing platforms – social media, print and radio. Further to this, he has successfully created and coordinated several event brands. These experiences have allowed him to understand and market a number of products and services to a wide-ranging demographic, which have led to successfully meeting targets and maximizing the reach of the desired target audience. Education has played a major role in the success Chadd has achieved over the years. He was raised from a poverty-stricken neighborhood and working closely with young troubled teens over the years has made him very enthusiastic about Education and the importance of community togetherness. Chadd is Country Market Director in Barbados on behalf of EDSO.

Name
Mrs. Shelagh Marshall

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2020	Present	EDSO Inc.	Social Media Content Creation and Management
05/01/2017	05/01/2019	Cambridge Health Alliance	Clinical Dietitian
11/01/2015	02/01/2018	Anna Jaques Hospital	Registered Dietitian

Work History (https://www.linkedin.com/in/shelaghramsden/): EDSO Inc., Social Media Content Creation and Social Account Management, August 2020-Present; Cambridge Health Alliance, Clinical Dietitian, May 2017-May 2019; Anna Jaques Hospital, Registered Dietitian, November 2015-February 2018; Short Bio: Shelagh is a former clinical dietitian who has, after years of working in various hospitals, shifted her focus to raising her two young children. Helping and teaching others have always been at the core of her priorities. In the world of nutrition, this meant nutrition counseling across a spectrum of disease states and guest lecturing for college nutrition classes. The priorities have remained constant, despite the fact that they are now fulfilled in vastly different ways. These central passions of helping and educating others align impeccably with the mission of EDSO. While she is very science-minded (as evidenced by her career path), Shelagh does also have a true creative flare. At EDSO, Shelagh's role involves social media content creation and social account management.

Name
Ms. Annie Carr

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2021	Present	EDSO Inc.	Global Head of Learning
09/01/2019	Present	Albanian International School	Social Studies and English Teacher
01/01/2012	Present	Linguistic Hackerspace	Facilitator

Work History (https://www.linkedin.com/in/annie-carr/): EDSO Inc., Global Head of Learning, March 2021-Present; Albanian International School, Social Studies and English Teacher, September 2019-Present; Linguistic Hackerspace, Facilitator, 2012-Present; Short Bio: Annie brings almost 20 years of inquiry-driven teaching to the EDSO team. Her experiences in the States and abroad, both in public schools and volunteering with refugee and migrant communities, give her a variety of perspectives to draw on when considering how best to bring the proven classroom strengths of peer-to-peer learning to the virtual realm.

Name
Ms. Caitlin Mugford

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2020	Present	EDSO Inc.	Head of Operations
05/01/2007	09/01/2020	Aramark	Director of Retail-Fenway Park

Work History (https://www.linkedin.com/in/caitmugford/): EDSO Inc., Head of Operations, November 2020-Present; Aramark, Director of Retail-Fenway Park, May 2007-September 2020; Short Bio: From 2007 to 2020, Cait was employed by Aramark in the Sports and Entertainment Division. Cait started as the Retail Operations Manager at Fenway Park (Boston Red Sox) and concluded her employment with Aramark as the Director of Retail. Throughout her career, Cait has been involved in various keystone events such as the Superbowl, World Series, and All Star games. Her responsibilities included managing a team of 20+ and all game day/event day operations within the retail department. Cait has worked with various vendors (Nike, Vineyard Vines, '47 Brand) and clients (NHL, MLB, NFL, Live Nation). Cait is a graduate of Northeastern University and currently resides in Boston.

Name
Mr. Shane Grimes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	EDSO Inc.	Country Market Director, UK
01/01/2019	Present	Coventry University	Assistant Professor in Accounting
01/01/2015	Present	Coventry University	Lecturer in Accounting

Work History (https://www.linkedin.com/in/shane-grimes-mba-cqrm-62918028/): EDSO Inc., Country Market Director, UK, January 2021-Present; Centre for Energy, Petroleum, and Mineral Law and Policy, Honorary Lecturer, January 2020-Present; Coventry University, Assistant Professor in Accounting, January 2019-Present Coventry University, Lecturer in Accounting, January 2015-Present; Short Bio: Shane is an educator, professional trainer, and business consultant. A qualified accountant and accountancy lecturer, he is an Assistant Professor at Coventry University. He has delivered risk management, corporate governance, and accounting training to individuals, SMEs, and organizations. Additionally, through his networks and links, he has played a key role in the successful entry of clients into international markets, raising finance and joint ventures, connecting clients with strategic partners. With particular emphasis on the Energy and Education sectors, he is well-networked in other sectors in the Caribbean and the United Kingdom. Prior to the above, Shane was an external auditor with EY where his clients varied from Oil and Gas to Financial Services and Hospitality. He provided services such as due diligence and internal controls and effectiveness reports. Shane holds a Risk Management MBA, is Certified in Quantitative Risk Management (CQRM), and is a Fellow of the Higher Education Academy (FHEA).

Name
Mr. Alan Warner

Principal occupation and employment responsibilities during at least the last

three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2021	Present	EDSO Inc.	Country Market Director, Canada
01/01/2018	Present	Atlas Alliance	Owner and Strength Coach
05/01/2020	Present	Laylor Performance Systems	Senior Strength and Conditioning Coach

Work History (https://www.linkedin.com/in/alan-warner-1b834720/): EDSO Inc., Country Market Director, Canada, February 2021-Present; Owner and Strength Coach, Atlas Alliance, - 01/2018 - Present; Senior Strength and Conditioning Coach, Laylor Performance Systems - 05/2020 - Present; Short Bio: Alan Warner is passionate about education, exercise science, and public health ethics. In his leadership role at EDSO for VP of Business Development in Canada, he is responsible for raising awareness and building strategic alliances with teachers, students, and educational institutions in Canada about EDSO. Prior to joining EDSO, Alan's passion for public health and exercise science has seen him lead in two main areas: as a health research coordinator and as an entrepreneur and business owner for high-performance athletics strength coaching, the latter of which he still leads. As the previous Bioethics Research Coordinator at Mount Sinai Hospital in Toronto on a Genome Canada funded grant exploring the ethical considerations for the equitable distribution of novel cancer therapeutics. He holds a professional Master's degree in Medical Ethics and has led the development of hospital policies, directed the design, submission, and implementation of research grant funding. He has had direct involvement with clinical ethics consults and has taught on several clinical ethics topics including resource allocation, culture, knowledge translation, and translational genomics. In his other business endeavors, Alan is a Certified Strength and Conditioning Coach (NSCA-CSCS), and an Athlete Activation System Certified (AASc) Coach. He has 8 years of experience training high-performance and amateur athletes from a variety of sports as well as business executives. He has a strong competitive background in national level swimming and water polo for his native country of Barbados and has represented his home country for a decade regionally and internationally. High-performance athletics and strength training has always been a critical component of his lifestyle and a high-performance mindset continues to positively influence his role in business development and beyond.

Name

Mr. Terry Marshall

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2017	Present	EDSO Inc.	Founder/ CEO
01/01/2021	Present	DN Tanks	Estimator/Cost Analyst
11/01/2018	Present	DN Tanks	Regional Estimator
01/01/2018	Present	Syracuse University	Director
02/01/2016	01/01/2018	LVR, Inc.	Assistant Regional Manager

Work experience (https://www.linkedin.com/in/terrymarshall2/): EDSO Inc., Founder/ CEO, April 2017 - Present; DN Tanks, Estimator/Cost Analyst, January 2021 - Present; DN Tanks, Regional Estimator, November 2018-March 2021; Syracuse University, Director, 2018 - Present; LVR, Inc., Assistant Regional Manager, February 2016 -2018; Short Bio: As EDSO's founder and CEO, Terry has passionately led the charge to bring this company from idea to reality. After working with an independent tech team to design and build the current MVP, Terry was successful in finding nine (9) other young driven team members to join him to continue building out the platform and the company. Terry is a graduate of Syracuse University where he completed two degrees in engineering. After leaving Syracuse, Terry has had a highly successful career in engineering and construction where he is now serving on a business development team that has increased the company's revenue by approximately $80M in the last 3 years. Concurrently, he has turned his hobby, entrepreneurship, into a powerful venture that challenges issues such as inequality within the education space. Educated Socially is an online platform that provides a safe collaborative community for students no matter race or social status. While bridging the inequality gap within education, the platform adds tremendous value to students, educators, and educational institutions alike.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Terry Marshall

Securities:	900,000
Class:	Common Stock
Voting Power:	22.7%

Jane Kanter

Securities:	903,225
Class:	Common Stock
Voting Power:	22.8%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

(Problem) In the past decade, consumer networking products (popularly known as social networks) have become ubiquitous. They are in our homes, workplaces, and schools. For most educators, these same products are attention-grabbing nightmares that deter students from what is important to their learning success. This is because consumer networking trends away from education. While this is occurring, the peer-to-peer learning model is still wholly underserved in traditional education and especially among online learners. Learning models require homogeneity within the education system. External factors such as social divisiveness and economic inequality place additional pressure on the education system. (Solution) Educated Socially's (EDSO) goal is to provide continuous support to learners and educators as an education technology supplement. EDSO is uniquely positioned to be a driving force behind the current efforts in the education space. EDSO uses peer-to-peer learning as the foundation with which it helps users. As a result, users experience reciprocal learning achieved through combining consumer networking interactions with curated educational content. Students are able to share knowledge, ideas, and experience for mutual benefit. (Market) The Education Technology (EdTech) industry has rapidly become one of the most dominant industries in the world. EdTech has grown at a phenomenal rate of seventeen percent over the past few years. Potential usage of the EDSO platform numbers in the millions. According to the National Center for Education Statistics, in the United States in 2016, there were 16 million high school students, 12 million middle school students, and approximately 20 million college students. (Competition) EDSO will position as a supplement to other online learning management software. It is a hybrid product that leverages the existence of other technologies in order to support learning. The marketplace is filled with consumer networking giants such as Facebook and learning management platforms from Microsoft (Edmodo) and Google (Google Class). The fact that well-established companies invest in EdTech is a sign of validation. Presently, we believe there is a niche open in the EdTech market for a product with EDSO's specific focus. Consumer networking is incredibly ubiquitous, providing a strong foundation as users are already familiar with this core concept. (Expectations) EDSO expects to impact the market positively by providing a free tool for students which will provide hope for countless students in underserved communities. The vision for EDSO is to create a world where all students are empowered to unlock their full potential and enjoy the process of exchanging and obtaining knowledge.

Educated Socially currently has 9 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in EDSO Inc. speculative or risky:

    1. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions our competitors take to contain the coronavirus or treat its impact, among others. In particular, the spread and treatment of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results. Given the volatile nature and geographical dispersity of the coronavirus, it may be difficult for us to project and meet the demand for our product.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act.

Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of

Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

EDSO Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   Financing Needed EDSO's immediate fundraising goal is $250,000 USD. We believe this will allow for building out a robust marketing strategy, allow for upgrades to the current technology and will provide an operating budget. The funds from this initial seed round will be used to build on the bootstrapping effort which the team has successfully executed. Prior to raising any money, the team was able to bring a minimum viable product to market and begin acquiring users. Upon raising funds, the capital should help us with an actual technology and marketing budget, these funds should be a catalyst. We plan to use the funds to execute the marketing plan and continue to build out the technology. Notably on the technology side, the team plans to produce EDSO's first mobile app.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Compensation for managers	$0	$65,000
Technology Improvements	$5,500	$95,000
Marketing	$4,010	$77,750
Total Use of Proceeds	**$10,000**	**$250,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and EDSO Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

   We are issuing Securities at an offering price of $0.51 per share.

14. Do the securities offered have voting rights?

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	3,969,892	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Corporate Bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has EDSO Inc. conducted within the past three years?

Date of Offering:	01/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,386
Use of Proceeds:	General and Administrative costs
Date of Offering:	05/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$22,106
Use of Proceeds:	General and Administrative expenses.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    EDSO Inc. is a new company that is still pre-revenue. Our average monthly burn rate is approximately $1,800, which primarily represents general and administrative expenses. We currently have metrics around the user base. The funds from this initial seed round will be used to build on the bootstrapping effort which the team has successfully executed. Prior to raising any money, the team was able to bring a minimum viable product to market and begin acquiring users. Upon raising funds, the capital should help us with an actual technology and marketing budget, these funds should be a catalyst. We plan to use the funds to execute the marketing plan and continue to build out the technology. Notably on the technology side, the team plans to produce EDSO's first mobile app. We believe these activities will result in the traction we will need to court venture capital funding. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses for the year ended on December 31, 2019, amounted to $1,386, which resulted in a $1,386 loss. Our expenses for the year ended on December 31, 2020, amounted to $22,106, which resulted in a $22,106 loss. All the capital needed for the operations generated by the company so far has been provided directly by the founder. Given our progress, we believe $0.51 per share is now appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$0	($22,106)	$0

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in

connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a

registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

EDSO Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's new temporary Rule 201(bb) On November 2, 2020, the Securities and Exchange Commission (the "SEC") announced that it is adopting a new temporary Rule 201(bb) to extend the relief provided by existing temporary 17 CFR 227.201(z)(3), which applies to an eligible issuer in an offering or offerings that, together with all other amounts sold in Regulation Crowdfunding offerings within the preceding 12-month period, have, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. These provisions will apply to offerings initiated under Regulation Crowdfunding between May 4, 2020, and August 28, 2022. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcript: What is EDSO? It's an online COMMUNITY, WHERE students and EDUCATORS work together, share experiences and knowledge. ON THE PLATFORM, STUDENTS ARE ABLE TO CREATE AND JOIN LEARNING COMMUNITIES AND STUDY WITH FRIENDS LOCALLY AND ACROSS THE WORLD. THESE LEARNING COMMUNITIES CAN BE SETUP TO INCLUDE EDUCATORS IF THE STUDENT DESIRES. If you are an EDUCATOR, the platform is A powerful tool which CAN BE LEVERAGED TO ADMINISTER YOUR OWN COURSEWORK. The educational feed, messaging capabilities, learning communities, and the ability to take coursework on the platform is what makes EDSO so UNIQUE. EDSO ENABLES EDUCATORS AND STUDENTS TO BENEFIT FROM THE PROVEN PEER TO PEER LEARNING MODEL, IN AN ONLINE COMMUNITY. Students and EDUCATORS sign up today at www.educatedsocially.com!

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://educatedsocially.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.